VATECH

82-3910

SUPPL

02042955

TELEFAX

An: To:	SEC	Datum: Date:	31.07.02
Firma: Company:		Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	TX	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation**		

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VOEST-ALPINE INDUSTRIEANLAGENBAU.

Mit freundlichen Grüßen

Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 7/31

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESSEINFORMATION

VAI Automation modernisiert Hochofen 3 bei ISPAT KARMET / Kasachstan

Der Automationsbereich von VOEST-ALPINE INDUSTRIEANLAGENBAU, erhielt von ISPAT KARMET den Auftrag zur Automatisierung des Hochofens 3 in Temirtau / Kasachstan.

Der Liefer- und Leistungsumfang beinhaltet ein hochmodernes Prozessautomationssystem, das VAiron Closed–loop Expertensystem, Teile des mechanischen Engineerings sowie das Training des Kundenpersonals. Die Inbetriebnahme ist für Oktober 2002 vorgesehen.

Mitentscheidend für den Auftragserhalt war das umfassende Garantiekonzept, das die Verfügbarkeit, Produktivität und den spezifischen Koksverbrauch definiert. Die Investition soll einen stabilen, qualitätsgesicherten und kostenoptimalen Produktionsablauf sicherstellen.

VAI konnte mit diesem Auftragserhalt die weltweite Marktführerschaft mit dem VAIron Hochofenautomationssystem unterstreichen. Diese wird auch dadurch dokumentiert, dass in den vergangenen Jahren VAiron 17mal erfolgreich in Europa, USA, GUS, Südamerika, China und Indien implementiert wurde.

++++31.7.2002

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), ein Unternehmen der börsenotierten VA Technologie AG, ist ein weltweit führendes Engineering- und Anlagenbauunternehmen der Eisen-, Stahl- und Aluminiumindustrie mit multinationaler Ausrichtung und besonderen Stärken in Technologie, Automation und Service. VAI beschäftigt weltweit 3.550 Mitarbeiter.

Diese und weitere Presseaussendungen der VAI und des VA TECH-Konzerns sind auf den Homepages www.vatech.at und www.vai.at abrufbar bzw. können mittels automatischem Abo-Service individuell zugesandt werden.

Für Rückfragen steht Ihnen gerne zur Verfügung:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI Automation to Modernize Blast Furnace No. 3 at ISPAT KARMET in Kazachstan

The Automation Division of VOEST-ALPINE INDUSTRIEANLAGENBAU received a contract from ISPAT KARMET for the automation of Blast Furnace No. 3 in Temirtau, Kazachstan.

The scope of supply and delivery includes a highly advanced process automation system, the VAiron Closed-loop Expert System, mechanical engineering components as well as training of the customer personnel. Startup is scheduled for October 2002.

One of the reasons that VAI was awarded the contract was the comprehensive guarantee, which defined the availability, productivity and the specific coke consumption. The investment will guarantee stable, high quality and cost-optimized production.

The receipt of this contract emphasized the global market leadership position of VAI with respect to the VAiron blast furnace automation system. Our market position has been documented by the implementation of VAiron during the past years in seventeen different locations throughout Europe, the United States, CIS countries, South America, China and India.

++++2002-07-31

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one on the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs 3,550 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at